

Mail Stop 3561

December 30, 2009

<u>Via Fax & U.S. Mail</u>

Ms. Alison K. Engel
Chief Financial Officer
A. H. Belo Corporation
P. O. Box 224866
Dallas, Texas 75222-4866

> **Re:** **A. H. Belo Corporation**
> **Form 10-K for the year ended December 31, 2008**
> **File No. 001-33741**

Dear Ms. Engel:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year ended December 31, 2008

Item 1A. Risk Factors, page 5

1. In future filings, please remove the inference in your first paragraph that you discuss
    some, but not all of the significant risk factors or revise to clarify that you have
    discussed all known material risks.

Notes to Consolidated Financial Statements

Note 3 – Goodwill and Intangible Assets, page 41

2. Please tell us how you considered your subscriber list intangible asset for impairment
    at December 31, 2008 and during 2009. Include in your response how your current
    subscriber lists compare to the subscriber lists acquired, and whether or not you have
    reconsidered the original useful life of 18 years.

3. Please provide us with the gross carrying value and accumulated amortization of the
    subscriber lists for each of your newspapers. Also, in future filings, consider
    expanding the first table in Note 3 to provide such information, by newspaper, in a
    manner similar to the table summarizing goodwill at the end of Note 3.

Note 13 – Related Party Transactions, page 52

4. In Item 2, on page 10 of your Form 10-K, you discuss the creation of a limited
    liability company (LLC) with Belo Corp. to co-own certain real estate. Please tell us
    how your 50% ownership in this LLC is reflected in your financial statements and
    why there is no disclosure with respect to this LLC in Note 13 to your financial
    statements. Based on the fact that A. H. Belo and Belo Corp. have several directors
    in common, as discussed on page 9, it appears that A. H. Belo and Belo Corp. are
    related parties.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Note 12 – Goodwill, page 12

5. We note that, as a result of the interim impairment test performed in the first quarter
    of 2009, you wrote off all of the goodwill related to *The Providence Journal*, but
    concluded that step 2 of the impairment testing process was not required for *The
    Dallas Morning News.* Please tell us how the projected future cash flows used in step
    1 of your interim impairment test for *The Dallas Morning News* compared to its
    actual results for the three and nine months ended September 30, 2009. Specifically
    address *The Dallas Morning News'* decline in advertising revenues of 24.5% and 27.8

% for the three and nine months ended September 30, 2009 respectively, when compared to the same periods in the prior year.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 17

6. Please expand your discussion of liquidity and capital resources available to fund your current obligations. In this regard, consider disclosing your working capital position, and discuss changes in your working capital position from period to period.

7. Discuss any known trends or uncertainties that could potentially impact your ability to meet your obligations in the future. For example, we note that your revolving credit facility was reduced to $50 million in early 2009 and then recently reduced again to $25 million. Although you discuss the fact that your ability to borrow under the revolving credit facility depends on a borrowing base determined from a formula based on the levels of your accounts receivable and inventory, consider adding disclosure of the amount of such borrowing base and discuss any trends related thereto. In addition, discuss whether the reductions in your revolving credit facility were attributable to decreases in your borrowing base, management's assessment of potential future borrowing needs, or other factors.

8. We note that you have investments, which are classified as long-term assets, in excess of $20 million at September 30, 2009. We also note that you recorded a $1 million write down of these investments during the nine months ended September 30, 2009. Please explain to us the facts and circumstances surrounding this $1 million write down. Also, consider adding disclosure with respect to the nature of your long-term investments and whether or not such investments could be readily converted to cash. In addition, discuss management's intentions with respect to these investments.

Schedule 14A

Executive Compensation, page 32

Annual Cash Incentive Opportunity, page 37

9. We note that you establish financial performance targets in order for your executive officers to achieve their incentive compensation for 2008. In future filings, please revise to disclose in your Compensation Discussion & Analysis all performance targets that must be achieved in order for your executive officers to earn their compensation. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded

under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

Certain Relationships, page 59

10. We note the reference on page 10 of your Form 10-K that you co-own certain real estate through a limited liability company with Belo Corp. Please tell us what consideration you have given to providing the information regarding this transaction as required pursuant to Item 404(a) of Regulation S-K.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Nguyen at 202-551-3642 if you have questions regarding comments on legal matters..

Sincerely,

David R. Humphrey
Branch Chief